eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

September 25, 2024

VIA EDGAR

Ms. Charlotte Young

Ms. Amanda Ravitz

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	eBay Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 25, 2024
File No. 001-37713

Dear Mses. Young and Ravitz:

This letter responds to the letter dated September 19, 2024 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) of eBay Inc. (the “Company” or “we”), filed with the Commission on April 25, 2024. To facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, Page 67

1. We note that you have included “FX-Neutral Revenue,” a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. Please tell us and revise future disclosure to explain how your Company-Selected Measure is calculated from your audited financial statements. If this information appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Response:

We define FX-Neutral net revenues (referred to in the Proxy Statement as “FX-Neutral Revenue”) as GAAP net revenues minus the exchange rate effect, which we calculate by applying prior period foreign currency exchange rates to current year transactional currency amounts, excluding hedging activity. On page 46 of the Proxy Statement, we note that this measure is “calculated on a fixed foreign exchange basis,” but we confirm that, to the extent our future Company-Selected Measures in the pay versus performance section of our definitive proxy statements include FX-Neutral net revenues, we will explain in greater detail how such measure is calculated from our audited financial statements. We further confirm that, to the extent our future Company-Selected Measures in the pay versus performance section of our definitive proxy statements include non-GAAP financial measures, we will explain how the measures are calculated from our audited financial statements, consistent with the Staff’s comment.

2. Refer to the graphs on pages 69-70 showing the relationships between compensation actually paid and net income, total shareholder return and your Company-Selected Measure pursuant to Item 402(v)(5) of Regulation S-K. We note that you had two PEOs in fiscal year 2020; however, it does not appear that your relationship graphs include compensation actually paid information for both PEOs, either separately or on an aggregate basis. Please revise future filings to include relationship disclosure for each person who served as your PEO during the period covered by your pay versus performance table. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 128D.13.

Response:

We confirm that we will provide relationship graphs in the pay versus performance section of our future definitive proxy statements that are consistent with the Staff’s comment.

* * *

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (408-307-4082).

Sincerely,

/s/ Molly Finn

Molly Finn
Vice President & Deputy General Counsel, Corporate &
Assistant Secretary